UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2014

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse announces a comprehensive and final settlement regarding all outstanding U.S. cross-border matters, including agreements with the U.S. Department of Justice, the New York State Department of Financial Services, the Board of Governors of the U.S. Federal Reserve System and, as previously announced, the U.S. Securities and Exchange Commission

Credit Suisse agrees to pay USD 2,815 million (CHF 2,510 million); these settlements, net of existing provisions, will result in an after-tax charge of CHF 1,598 million to be booked in the second quarter of 2014

Credit Suisse’s Look-through Basel III CET1 ratio would have been 9.3% at the end of 1Q14 had this charge been applied at that time; Credit Suisse expects to exceed 10% by end-2014

The settlement includes a guilty plea entered into by Credit Suisse’s Swiss banking entity, Credit Suisse AG

The resolution of this matter was coordinated with its lead global regulators, and Credit Suisse expects no impact on its licenses, nor any material impact on its operational or business capabilities

Zurich, May 19, 2014 Credit Suisse today announced a comprehensive and final settlement regarding all outstanding matters relating to the former cross-border private banking business with U.S. clients.

Brady Dougan, CEO of Credit Suisse, said: “We deeply regret the past misconduct that led to this settlement. The US cross-border matter represented the most significant and longstanding regulatory and litigation issue for Credit Suisse.  Having this matter fully resolved is an important step forward for us.  We have seen no material impact on our business resulting from the heightened public attention on this issue in the past several weeks. We want to thank our clients and employees for their support as we continued to work through this matter and brought it to a conclusion. We can now focus on the future and give our full attention to executing our strategy.”

On financial impact, capital position and dividend policy, he added:  “The settlement will reduce our second quarter net income by CHF 1,598 million.  If the charge arising from the settlement had been applied at the end of the first quarter 2014, our Look-through Basel III CET1 ratio would have been 9.3%, rather than 10.0%. We intend to reduce our risk-weighted assets to at or below the level of end 2013 as well as take other capital actions, including the sale of surplus real estate and other non-core assets. These measures alone should be sufficient to return our Look-through Basel III CET1 ratio to 10% by year-end 2014. Furthermore, once this 10% CET1 ratio has been achieved and while continuing to accrete capital towards our 11% long-term target, we intend to return approximately half our earnings to shareholders through our annual distributions.”

Media Release
May 19, 2014 Page 2/4

The final settlement announced today, totaling USD 2,815 million (CHF 2,510 million), is comprised of the following components:
-
USD 2,000 million for the U.S. Department of Justice (including USD 196 million for the U.S. Securities and Exchange Commission as previously announced in February 2014).  One third is allocated to the U.S. Internal Revenue Service.

-	USD 715 million for the New York State Department of Financial Services
-	USD 100 million for the Board of Governors of the Federal Reserve System

In prior quarters, Credit Suisse had taken litigation provisions totaling CHF 892 million related to this matter. As a result, the pre-tax impact of the final settlement in the second quarter 2014 will be CHF 1,618 million and the after-tax impact will be CHF 1,598 million.

Credit Suisse AG entered a guilty plea to one count of conspiracy to assist U.S. customers in presenting false income tax returns to the U.S. Internal Revenue Service in violation of Title 18, U.S. Code section 371 in connection with the former Swiss-based cross border private banking business.

Information
Media Relations Credit Suisse, Zurich +41 844 33 88 44, New York +1 212 325 52 00, media.relations@credit-suisse.com
Investor Relations Credit Suisse, Zurich +41 44 333 71 49, New York +1 212 325 55 27, investor.relations@credit-suisse.com

Media Release
May 19, 2014 Page 3/4

Audio webcast and telephone conference for analysts, investors and media

Date	Tuesday, May 20, 2014

Time	08:30 Zurich / 07:30 London / 02:30 New York

Speakers	Brady W. Dougan, Chief Executive Officer
David Mathers, Chief Financial Officer
The presentations will be held in English.

Audio webcast	www.credit-suisse.com/settlement_may2014

Telephone	Switzerland: +41 44 580 40 01
Europe: +44 1452 565 510
US: +1 866 389 9771
Reference: Credit Suisse Group Settlement

Q&A session	Following the presentations, you will have the opportunity to ask questions via the telephone conference.

Playback	Replay available approximately two hours after the event by visiting
www.credit-suisse.com/settlement_may2014 or by dialing:
Switzerland: +41 44 580 34 56
Europe: +44 1452 550 000
US: +1 866 247 4222
Conference ID: 48545914#

Media Release
May 19, 2014 Page 4/4

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 45,600 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
–	Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2014 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalizations or confiscations in countries where we conduct operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries where we conduct operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk Factors” in I – Information on the company in our Annual Report 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: May 19, 2014		Director